UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact December | 2020

Azul Announces the Capacity Guidance for December 2020 and for 1Q21

São Paulo, December 16th, 2020 - Azul S.A., “Azul” (B3: AZUL4, NYSE: AZUL), announces today the capacity forecasts for December 2020 and for the first quarter of 2021.

As a result of one of the fastest demand recoveries in the world, in December 2020, the Company expects to operate more than 90% of its domestic capacity compared to the same period last year. For the first quarter of 2021, Azul expects to operate more than 100% of its domestic capacity and more than 85% of its total capacity compared to 1Q19. The unique fleet flexibility and highly connected network model allows the Company to quickly adapt to and capture the recovering demand.

December 2020 and First Quarter 2021 Guidance

Current Guidance
December ASK (% of 2019) Total Domestic	~70% >90%
1Q21 ASK (% of 2019) Total Domestic	>85% >100%

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. Azul was also recognized in 2019 as best regional carrier in South America for the ninth consecutive year by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 16, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer